UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Independent Director

Baosheng Media Group Holdings Limited (the “Company”) has appointed Mr. Tao Liu (“Mr. Liu”) to serve as Independent Director and Chairperson of the Nominating and Corporate Governance Committee of the Company, and to serve on the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Company’s board of directors (the “Board”) approved Mr. Liu’s appointment on October 10, 2025.

Mr. Liu, age 41, is currently the CEO of Beijing Kaoersi Education Consulting Group Co., Ltd., a Beijing-based international education consulting company focused on academic support for Chinese students studying abroad. Since 2022, Mr. Liu has acted as this company’s CEO and has been responsible for its overall management and strategic planning. From 2014 to 2021, Liu Tao served as Deputy General Manager of the Eurasia Division and Assistant Vice President at New Oriental Education & Technology Group (NYSE: EDU), an education technology group headquartered and primarily operated in China. In that role, he oversaw study-abroad consulting services and language training programs across 17 Eurasian countries. Mr. Liu received his bachelor’s degree in Business Information Management from Northumbria University in 2008 and his master’s degree in Global Supply Chain and Logistics Management from Newcastle Business School, Northumbria University in 2010.

Ms. Liu will receive an annual compensation in the amount of $3,000 for his service as a director on the Board and a member of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

There are no family relationships between Mr. Liu and any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Liu disclosable under Item 404 of Regulation S-K of the Securities Act of 1933.

Resignation of Guangyao Zhu (“Mr. Zhu”) as Independent Director

Mr. Zhu has resigned and has stepped down from his role as an independent director of the Company, as well as from all of his positions on the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board. Mr. Zhu’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s Board. The Board wishes to thank Mr. Zhu for his service during his tenure on the Board.

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	October 15, 2025